                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                          American Classic Voyages Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  024928 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                August 13, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages

CUSIP NO. 024928-10-3                  13G                    PAGE 2 OF 13 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Equity Group Investments, Inc. (36-3446463)
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        -0-
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        -0-
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    -0-
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP NO. 024928-10-3                  13G                    PAGE 3 OF 13 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        EGI Holdings, Inc. (36-4175553)
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        -0-
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        -0-
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    -0-
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP NO. 024928-10-3                  13G                    PAGE 4 OF 13 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        EGIL Investments, Inc. (36-4175555)
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        -0-
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        -0-
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    -0-
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP NO. 024928-10-3                  13G                    PAGE 5 OF 13 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Samstock, L.L.C. (36-4156890)
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        52,500
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        52,500
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    -0-
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        52,500
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.2%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

CUSIP NO. 024928-10-3                  13G                    PAGE 6 OF 13 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        ANDA Partnership (88-0132846)
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        1,060,619
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        1,060,619
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    -0-
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,060,619
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        5.0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP NO. 024928-10-3                  13G                    PAGE 7 OF 13 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Ann Lurie Revocable Trust U/T/A 12/22/89
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        13,500
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        13,500
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    -0-
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        13,500
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.06%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

CUSIP NO. 024928-10-3                  13G                    PAGE 8 OF 13 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Samuel Zell
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        138,300
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        138,300
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    -0-
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        138,300
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.7%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

ITEM 1(A).        NAME OF ISSUER:

         American Classic Voyages Co.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         Two North Riverside Plaza, Suite 200
         Chicago, Illinois  60606

ITEM 2(A).        NAME OF PERSON FILING:

         This Schedule 13G is being filed by the following:

         (1)      Equity Group Investments, Inc. ("EGI");
         (2)      EGIL Holdings, Inc. ("Holdings");
         (3)      EGIL Investments, Inc. ("Investments");
         (4)      Samstock, L.L.C. ("Samstock");
         (5)      ANDA Partnership ("ANDA");
         (6) Ann Lurie Revocable Trust under trust agreement dated 12/22/89 ("Trust"); and
         (7)      Samuel Zell.

         The above entities are each a "Reporting Person" and collectively are the "Reporting Persons."

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The principal business address for each of the Reporting Persons is:

         Two North Riverside Plaza
         Chicago, Illinois 60606

ITEM 2(C).        CITIZENSHIP:

         The Reporting Persons' state of organization or citizenship is as follows:

         EGI                                Illinois
         Holdings                           Illinois
         Investments                        Illinois
         Samstock                           Delaware
         ANDA                               Illinois
         Trust                              Illinois
         Samuel Zell                        USA



                               Page 9 of 13 Pages

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

         The securities reported herein are shares of common stock, par value $.01 per share of the Issuer ("Common Stock").

ITEM 2(E).        CUSIP NUMBER:

         024928  10  3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE FILING PERSON IS:

         Not Applicable

ITEM 4.           OWNERSHIP

         The Reporting Persons collectively own beneficially 1,212,419 shares of Common Stock, or 5.7%, of the issued and outstanding shares of Common Stock (assuming the exercise of options to purchase 120,000 shares and the conversion of 18,300 common stock units owned by Mr. Zell). Samstock has the sole power to vote or to direct the vote of 52,500 shares of Common Stock and the sole power to dispose of or to direct the disposition of 52,500 shares of Common Stock, which shares represent 0.2% of the issued and outstanding Shares of Common Stock. ANDA has the sole power to vote or to direct the vote of 1,060,619 shares of Common Stock and the sole power to dispose of or direct the disposition of 1,060,619 shares of Common Stock, which shares represent 5% of the issued and outstanding shares of Common Stock. Trust has the sole power to vote or to direct the vote of 13,500 shares of Common Stock and the sole power to dispose or to direct the disposition of 13,500 shares of Common Stock, which shares represent 0.06% of the issued and outstanding shares of Common Stock. Mr. Zell has the sole power to vote or to direct the vote of 138,300 shares (assuming the exercise of options to purchase 120,000 shares and the conversion of 18,300 common stock units) and the sole power to dispose or to direct the disposition of 138,300 shares (assuming the exercise of options to purchase 120,000 shares and the conversion of 18,300 common stock units), which shares represent 0.7% of the issued and outstanding shares of Common Stock. Mr. Zell disclaims ownership of 1,060,619 shares owned by ANDA and 13,500 shares owned by Trust because the economic benefits with respect to such shares are attributable to other persons. Ms. Lurie disclaims ownership of 52,500 shares owned by Samstock and 138,300 shares owned by Samuel Zell because the economic benefits with respect to such shares are attributable to other persons.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]


                              Page 10 of 13 Pages

         On August 13, 2001, Holdings and Investments sold in the aggregate 2,016,238 shares of Common Stock to certain trusts held for the benefit of members of Samuel Zell's family and to ANDA, together selling 1,008,119 shares to such trusts and 1,008,119 shares to ANDA. On the same date, Holdings and Investments each respectively distributed a dividend of 2,633,754 and 2,633,755 shares of Common Stock to their sole shareholder, EGI. EGI in turn distributed those 5,267,509 shares of Common Stock to its shareholders. As a result of these transactions, the Reporting Persons determined that they would terminate their joint filing agreement and dissolve their reporting group and that any further filings with respect to transactions in the security reported on will be filed, if required, by members of the group in their individual capacities.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         The Reporting Persons have, as of August 13, 2001, elected to terminate the Joint Filing Agreement dated as of May 14, 2001 among the Reporting Persons and to dissolve their reporting group. All further filings with respect to transactions in the security reported on will be filed, if required, by members of the group in their individual capacities.

ITEM 10. CERTIFICATION

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              Page 11 of 13 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 2001

                                       Equity Group Investments, Inc.

                                       /s/ Donald J. Liebentritt
                                       -----------------------------------
                                       By:    Donald J. Liebentritt
                                       Its:   Vice President


                                       EGI Holdings, Inc.

                                       /s/ Donald J. Liebentritt
                                       -----------------------------------
                                       By:    Donald J. Liebentritt
                                       Its:   Vice President


                                       EGIL Investments, Inc.

                                       /s/ Mark Slezak
                                       -----------------------------------
                                       By:    Mark Slezak
                                       Its:   Vice President


                                       Samstock, L.L.C.

                                       /s/ Donald J. Liebentritt
                                       -----------------------------------
                                       By:    Donald J. Liebentritt
                                       Its:   Vice President


                                       Ann Lurie Revocable Trust U/T/A 12/22/89

                                       /s/ Ann Lurie
                                       -----------------------------------
                                       By:    Ann Lurie
                                       Its:   Trustee


                              Page 12 of 13 Pages

                                      ANDA Partnership

                                      By:    Ann Only Trust, a general partner


                                      /s/ Mark Slezak
                                      -----------------------------------
                                      By:    Mark Slezak
                                      Its:   Co-Trustee


                                             and


                                      By:    Ann and Descendants Trust,
                                             a general partner


                                      /s/ Mark Slezak
                                      -----------------------------------
                                      By:    Mark Slezak
                                      Its:   Co-Trustee


                                      /s/ Samuel Zell
                                      -----------------------------------
                                      Samuel Zell



                              Page 13 of 13 Pages